Exhibit 99.2

Management’s Discussion and Analysis

For THE QUARTER ended SePTEMBER 30, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2014 and the audited consolidated financial statements for the year ended December 31, 2013, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of November 10, 2014 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Regional Exploration Manager are certified Qualified Persons (“QP”) for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

	Third Quarter	Third Quarter		Year to Date	Year to Date
HIGHLIGHTS	2014	2013	Change	2014	2013	Change
Operating
Ore Processed / Tonnes Milled	621,196	641,345	(3%)	1,929,883	2,040,100	(5%)
Silver Ounces Produced	2,680,439	2,689,237	0%	8,674,154	7,894,867	10%
Silver Equivalent Ounces Produced	3,523,536	3,370,457	5%	11,010,431	9,370,366	18%
Cash Costs per Ounce(1)	$10.41	$8.84	18%	$9.95	$9.23	8%
All-in Sustaining Cost per Ounce(1)	$19.89	n/a	n/a	$18.90	n/a	n/a
Total Production Cost per Ounce(1)	$12.83	$10.69	20%	$12.03	$10.12	19%
Total Production Cost per Tonne(1)	$54.34	$43.49	25%	$53.08	$38.17	39%
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$19.10	$21.58	(12%)	$19.93	$23.98	(17%)
Financial
Revenues ($ millions)	$40.8	$76.9	(47%)	$173.0	$192.3	(10%)
Mine Operating (Loss) Earnings ($ millions)(2)	($1.8)	$29.2	(106%)	$24.3	$78.1	(69%)
Net (Loss) Earnings ($ millions)	($10.5)	$16.3	(164%)	$3.1	$43.0	(93%)
Operating Cash Flows before Movements in Working Capital
and Income Taxes ($ millions)(2)	$9.0	$37.2	(76%)	$53.3	$116.9	(54%)
Cash and Cash Equivalents ($ millions)	$34.7	$67.5	(49%)	$34.7	$67.5	(49%)
Working Capital ($ millions)(1)	$11.4	$69.6	(84%)	$11.4	$69.6	(84%)
Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.09)	$0.14	(164%)	$0.03	$0.37	(93%)
Adjusted EPS(1)	($0.04)	$0.22	(119%)	$0.03	$0.51	(94%)
Cash Flow per Share(1)	$0.08	$0.32	(76%)	$0.45	$1.00	(55%)
Weighted Average Shares Outstanding for the Periods	117,511,442	116,903,753	1%	117,410,682	116,906,807	0%

(1)	The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 18 to 22.
(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See descriptions in “Additional GAAP Measures” on page 22.

•	Total production for the third quarter of 2014 increased by 5% to 3,523,536 ounces of silver equivalent compared to 3,370,457 ounces of silver equivalent produced in the third quarter of 2013. The increase in production was primarily due to higher production contributed from the ramp up of the Del Toro mine and the mill expansion in San Martin; offset by decrease in production in La Encantada due to lower tonnage milled relating to the processing of only fresh mined ore.

•	There was 2,680,439 ounces of silver produced in the quarter, a decrease of 13% compared to 3,098,218 ounces of silver in the second quarter of 2014 and comparable to 2,689,237 ounces produced in the third quarter of 2013. The production decrease was primarily attributed to lower throughput at Del Toro due to the reconfiguration of the plant to expand the flotation area due to the decision to process all ore through flotation. Also, contributing to lower production was seasonal severe weather during the Mexican rainy season which disrupted production at the La Parrilla, San Martin and Del Toro mines. Silver equivalent production was 3,523,536 ounces, a decrease of 9% compared to 3,855,223 ounces in the second quarter of 2014. The decrease was attributed to 7% less tonnes milled combined with a 7% decrease in average silver grade.

•	Cash costs per ounce increased 8% from $9.63 in the second quarter to $10.41 in the third quarter of 2014, primarily due to cost increases at La Encantada, Del Toro and La Guitarra, offset with a decrease at San Martin. Cash cost at La Encantada jumped in the third quarter due to a change in operational sequencing of the stopes which resulted in six weeks of lower grade production. This change was completed in September and higher grades were returning. All-in sustaining costs per ounce (“AISC”) was $19.89 in the third quarter of 2014, an increase of 9% compared to $18.18 in the second quarter.

•	Cash cost per ounce and AISC are expected to improve in the fourth quarter as energy costs are expected to reduce by 30% to 40% at Del Toro compared to the third quarter of 2014 as a result of the connection of the 115 kilovolt power line which occurred on September 29, 2014; and additional cost savings are anticipated from negotiations with suppliers and contractors to further reduce their costs from reductions previously made.

•	Generated revenues of $40.8 million for the third quarter of 2014, a decrease of 39% compared to the second quarter of 2014 primarily due to a temporary suspension of silver sales of approximately 934,000 silver ounces to maximize profit in response to a 19% decline in the price of silver during the quarter, and a 9% decrease in production. The 47% decrease in revenues compared to the third quarter of 2013 was primarily due to a 12% decrease in average realized silver price, the suspension of 934,000 ounces of silver sales in the current quarter which were subsequently sold in October for $16.1 million, and further impacted by the additional $14.8 million of sales revenues realized in the third quarter of 2013 from approximately 650,000 ounces of silver rolled over from withheld sales from the second quarter of 2013.

•	The Company recognized a mine operating loss of $1.8 million compared to mine operating earnings of $9.5 million in the second quarter of 2014. Mine operating loss in the quarter was primarily due to the suspension of silver sales, a $2.7 million write-down of mineral inventory to its net realizable value at Del Toro and lower silver prices. Compared to the third quarter of 2013, mine operating earnings decreased due to the 47% decrease in revenue as a result of the suspended silver sales, lower silver prices and the write-down of mineral inventory at Del Toro. Had the 934,000 ounces in inventory been sold at September 30, 2014, mine operating earnings would have increased by approximately $3.0 million.

•	Generated net loss of $10.5 million in the third quarter of 2014 (EPS of $(0.09)) compared to net income of $16.3 million (EPS of $0.14) in the third quarter of 2013 and net earnings of $7.6 million (EPS of $0.06) in the second quarter of 2014. After excluding non-cash and non-recurring items such as a write-down of mineral inventories, share-based payments, deferred income tax expense, gain or losses on prepayment facilities, losses on silver futures and marketable securities (see “Adjusted EPS” on page 21), adjusted net loss was $5.0 million (Adjusted EPS of $(0.04)). Adjusted net loss in the quarter was primarily due to approximately 934,000 silver ounces of suspended sales which were realized in October.

•	Cash flows from operations before movements in working capital and income taxes in the third quarter of 2014 decreased by 53% to $9.0 million ($0.08 per share) compared to $19.0 million ($0.16 per share) in the second quarter of 2014 primarily due to decrease in mine operating earnings. Compared to the third quarter of 2013, cash flows from operations decreased by $28.2 million or 76% from $37.2 million ($0.32 per share).

•	The Company has incurred a high effective tax rate for the nine month period ended September 30, 2014 due to the tax impact of foreign currency gains, the 2013 Mexican Tax Reforms which introduced a royalty, and further magnified by lower earnings before taxes due to management’s decision to temporarily suspend silver sales.

•	To date, the Company has produced a total of 8.7 million ounces of silver (11.0 million silver equivalent ounces). After adjusting for the recent quarter and the revised outlook for the fourth quarter due to the delay of the expansion at La Encantada to the first half of 2015, a delay in accessing the higher grade El Colosso area at La Guitarra and additional planned maintenance at San Martin, the Company previously revised its 2014 annual production guidance to within a range of 11.5 to 11.7 million silver ounces (14.6 to 14.9 million silver equivalent ounces).

•	On July 1, 2014, First Majestic divested its 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd. (“Sundance”), for $3.4 million in shares of the private exploration company. Sundance then agreed to vend 100% of its shares into a TSX Venture Exchange capital pool company. Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in July 2012, the main intent of which was to acquire the La Guitarra mine. First Majestic is pursuing this spin out of non-core assets to better realize value of these grassroots exploration properties for its shareholders in the form of a future dividend in–kind, subject to regulatory approval.

Review of Operating Results

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2014			2013				2012
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore processed/tonnes milled
La Encantada	169,659	183,177	181,924	252,467	248,578	269,517	368,679	407,221
La Parrilla	178,252	171,617	186,216	200,541	189,664	193,470	204,660	186,434
Del Toro (1)	134,474	174,645	144,822	122,838	77,439	74,193	45,391	-
San Martin	92,498	96,278	78,524	78,805	78,284	85,483	80,046	77,803
La Guitarra	46,313	45,307	46,177	46,966	47,380	45,735	31,581	30,160
Consolidated	621,196	671,024	637,663	701,617	641,345	668,398	730,357	701,618
Silver equivalent ounces produced
La Encantada	813,701	1,079,122	1,046,224	962,505	931,027	1,132,399	1,136,603	1,117,254
La Parrilla	1,168,240	1,142,432	1,203,337	1,151,728	1,208,635	952,819	906,192	931,718
Del Toro (1)	712,860	899,710	801,460	693,561	567,723	499,357	176,495	-
San Martin	584,822	510,697	324,137	313,834	377,816	402,798	276,442	267,635
La Guitarra	243,913	223,262	256,514	299,533	285,256	280,744	236,060	246,319
Consolidated	3,523,536	3,855,223	3,631,672	3,421,161	3,370,457	3,268,117	2,731,792	2,562,926
Silver ounces produced
La Encantada	806,055	1,073,636	1,043,573	959,312	900,077	1,104,973	1,116,732	1,099,154
La Parrilla	705,928	716,045	808,196	813,090	866,710	710,979	725,218	758,692
Del Toro (1)	495,714	730,580	646,669	550,026	416,716	369,772	148,084	-
San Martin	509,046	449,045	282,829	280,490	339,099	371,301	259,884	253,212
La Guitarra	163,696	128,912	114,230	143,680	166,635	210,941	187,746	200,088
Consolidated	2,680,439	3,098,218	2,895,497	2,746,598	2,689,237	2,767,966	2,437,664	2,311,146
Gold ounces produced
La Encantada	43	24	20	53	61	51	72	70
La Parrilla	235	239	264	274	277	211	289	318
Del Toro (1)	101	164	194	117	74	83	26	-
San Martin	1,166	939	653	544	625	512	305	274
La Guitarra	1,236	1,435	2,244	2,531	1,905	1,138	892	878
Consolidated	2,781	2,801	3,375	3,519	2,942	1,995	1,584	1,540
Lead pounds produced
La Parrilla	5,526,546	6,003,245	5,874,716	5,481,400	5,715,018	3,978,798	3,328,235	3,751,074
Del Toro (1)	4,177,246	3,127,904	2,719,091	2,874,489	2,828,533	1,967,741	729,879	-
Consolidated	9,703,792	9,131,149	8,593,807	8,355,889	8,543,551	5,946,539	4,058,114	3,751,074
Zinc pounds produced
La Parrilla	3,222,877	2,496,990	2,319,225	1,601,494	1,736,809	1,758,510	1,627,065	1,363,330
Del Toro (1)	-	140,977	370,049	97,251	496,072	1,139,583	52,313	-
Consolidated	3,222,877	2,637,967	2,689,274	1,698,745	2,232,881	2,898,093	1,679,378	1,363,330
Cash cost per ounce
La Encantada	$11.39	$8.67	$8.67	$10.61	$10.70	$8.85	$8.79	$7.87
La Parrilla	$5.87	$5.76	$6.21	$6.45	$6.54	$9.20	$7.36	$8.48
Del Toro (1)	$15.94	$14.70	$16.50	$12.16	$9.29	$8.20	$-	$-
San Martin	$9.60	$10.02	$12.94	$13.96	$10.34	$10.91	$13.87	$12.88
La Guitarra	$10.91	$9.48	$2.14	$4.08	$5.63	$13.21	$16.85	$18.45
Consolidated	$10.41	$9.63	$9.88	$9.66	$8.84	$9.43	$9.49	$9.26
Production cost per tonne
La Encantada	$50.82	$46.47	$45.77	$37.49	$37.50	$34.70	$25.65	$20.06
La Parrilla	$44.48	$45.58	$41.38	$35.80	$40.82	$37.79	$31.78	$32.39
Del Toro (1)	$66.95	$62.70	$77.09	$57.56	$55.35	$40.38	$-	$-
San Martin	$64.57	$55.38	$56.21	$54.07	$53.13	$52.62	$48.18	$45.46
La Guitarra	$48.01	$47.44	$50.07	$52.87	$50.25	$49.90	$62.01	$68.59
Consolidated	$54.34	$51.81	$53.20	$42.69	$43.49	$39.57	$31.79	$28.24

(1)	The Del Toro Silver Mine achieved commercial production on the flotation circuit on April 1, 2013 and on the cyanidation circuit on January 1, 2014.

Consolidated Production Results for the Three and Nine Months Ended September 30, 2014 and 2013

Third Quarter		CONSOLIDATED	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
621,196	641,345	Ore processed/tonnes milled	1,929,883	2,040,100
196	202	Average silver grade (g/t)	208	194
68%	65%	Recovery (%)	67%	62%
-	-	Pre-commercial silver ounces produced	-	148,084
2,680,439	2,689,237	Commercial silver ounces produced	8,674,154	7,746,783
2,680,439	2,689,237	Total silver ounces produced	8,674,154	7,894,867
2,781	2,942	Gold ounces produced	8,957	6,521
9,703,792	8,543,551	Pounds of lead produced	27,428,748	18,548,204
3,222,877	2,232,881	Pounds of zinc produced	8,550,118	6,810,352
629	5,203	Tonnes of iron ore produced	1,332	14,633
3,523,536	3,370,457	Total production - ounces silver equivalent	11,010,431	9,370,366
$10.41	$8.84	Cash cost per ounce	$9.95	$9.23
$19.89	n/a	All-in sustaining cost per ounce	$18.90	n/a
$12.83	$10.69	Total production cost per ounce	$12.03	$10.12
$54.34	$43.49	Total production cost per tonne	$53.08	$38.17
12,546	10,923	Underground development (m)	37,258	39,977
18,335	7,823	Diamond drilling (m)	38,033	50,254

Production

Total production for the third quarter of 2014 increased by 5% to 3,523,536 ounces of silver equivalent compared to 3,370,457 ounces of silver equivalent produced in the third quarter of 2013. Production in the third quarter of 2014 consisted of 2,680,439 ounces of silver, 2,781 ounces of gold, 9,703,792 pounds of lead, 3,222,877 pounds of zinc and 629 tonnes of iron ore compared to 2,689,237 ounces of silver, 2,942 ounces of gold, 8,543,551 pounds of lead, 2,232,881 pounds of zinc and 5,203 tonnes of iron ore. The increase in production was primarily contributed from the ramp up of Del Toro mine and the mill expansion in San Martin; offset by a decrease in production at La Encantada due to less tonnage milled relating to the processing of only fresh mined ore.

Compared to the second quarter of 2014, production decreased by 9% from 3,855,223 ounces of silver equivalents, which consisted of 3,098,218 ounces of silver, 2,801 ounces of gold, 9,131,149 pounds of lead, 2,637,967 pounds of zinc and 515 tonnes of iron ore.

Total ore processed during the third quarter of 2014 amounted to 621,196 tonnes milled, representing a decrease of 49,828 tonnes or 7% compared to the previous quarter primarily attributed to lower throughput rates at Del Toro as mill availability decreased due to the reconfiguration of the plant in order to expand the flotation area due to the decision during the third quarter of 2014 to process all ore through flotation, as well as seasonal disruptions due to severe weather during the Mexican rainy season which affected the La Parrilla, San Martin and Del Toro mines.

Cash Cost per Ounce

Cash cost per ounce, a non-GAAP measure, for the third quarter of 2014 was $10.41 per ounce of payable silver compared to $9.63 in the second quarter of 2014 and $8.84 in the third quarter of 2013.

Cash cost per ounce for the third quarter consisted of production costs of $12.83 per ounce, transportation, smelting and refining costs of $3.10 per ounce, environmental duty and royalty cost of $0.14 per ounce, offset with by-product credits of $5.66 per ounce.

Compared to the second quarter of 2014, cash cost per ounce in the third quarter increased by 8% or $0.78 per ounce. The increase in cash cost per ounce was primarily attributed to lower production at the La Encantada, Del Toro, and La Guitarra mines with improvement in cash costs at San Martin. At La Encantada, cash cost increased 31% from the prior quarter primarily attributed to the 25% decrease in silver production with decreases in silver grades and tonnage milled. Cash costs at Del Toro has increased $1.24 or 8% compared to the second quarter, primarily due to the 32% decrease in silver production resulting from plant reconfiguration delays due to the decision to process all ore through flotation resulting in a 23% reduction in mill throughput. It is expected that cash costs should decline in the future as the Company has successfully connected the Del Toro operation to the Mexican National power grid and the new 115 kilovolt power line is now supplying 100% of the required power to the mine, mill and buildings. At La Guitarra, production of silver ounces has increased by 27% due to higher silver grades, but this was offset by a 14% decrease in gold by-products. San Martin decreased $0.42 per ounce or 4% compared to the second quarter, primarily due to improved silver grades.

Compared to the third quarter of 2013, the increase in cash cost per ounce was $1.57 per ounce or 18% and was primarily attributed to higher cost production coming from the start-up of the Del Toro mine from its higher energy costs. Also, La Guitarra cash costs increased due to fewer gold by-product credits.

All-In Sustaining Cost per Ounce

Commencing in 2014, the Company is providing information relating to all-in sustaining costs. The definitions of these non-GAAP measures are detailed further in the All-In Sustaining Cost section on pages 19 to 20.

For the third quarter, the Company had a consolidated AISC of $19.89 per ounce, an increase of $1.71 per ounce or 9% compared to $18.18 in the second quarter. AISC is expected to improve as energy costs are expected to reduce by 30% to 40% at Del Toro compared to the third quarter of 2014 as a result of the connection of the 115 kilovolt power line which occurred on September 29, 2014; and additional cost savings from negotiation with suppliers and contractors to further reduce their costs from reductions previously made.

Head Grades and Recoveries

The overall average head grade for the third quarter of 2014 was 196 grams per tonne (“g/t”), a 3% decrease compared to 202 g/t in the third quarter of 2013 and a decrease of 7% compared to 212 g/t in the second quarter of 2014. Compared to the same quarter in the prior year, average silver head grades have increased at La Encantada and San Martin; offset by decreases at La Parrilla and Del Toro.

Combined recoveries of silver for all mines in the third quarter were 68%, an increase of 6% compared to 65% in the third quarter of 2013, and consistent with the recovery of 68% in the second quarter of 2014.

Development and Exploration

In mine development, a total of 12,546 metres of underground development was completed in the third quarter of 2014, compared to 10,923 metres developed in the third quarter of 2013 and 12,497 metres completed in the previous quarter.

In exploration, there are currently 15 active drill rigs at the Company’s five operating mines, four of which are located at each of the La Encantada and La Guitarra mines. In the third quarter of 2014, a total of 18,335 metres were drilled over 106 holes consisting of underground definition and in-fill drilling, representing a 47% increase from the 12,508 metres drilled in the second quarter of 2014 and a 134% increase from the 7,823 metres drilled in the third quarter of 2013.

La Encantada Silver Mine, Coahuila, Mexico

Production Results for the Three and Nine Months Ended September 30, 2014 and 2013

Third Quarter		LA ENCANTADA	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
169,659	248,578	Ore processed/tonnes milled	534,760	886,774
260	228	Average silver grade (g/t)	294	227
57%	49%	Recovery (%)	58%	48%
806,055	900,077	Total silver ounces produced	2,923,264	3,121,782
43	61	Gold ounces produced	87	184
-	5,203	Tonnes of iron ore produced	1,332	14,633
813,701	931,027	Total production - ounces silver equivalent	2,939,047	3,200,029
$11.39	$10.70	Cash cost per ounce	$9.41	$9.37
$17.32	n/a	All-in sustaining cost per ounce	$14.90	n/a
$10.74	$10.40	Total production cost per ounce	$8.74	$9.06
$50.82	$37.50	Total production cost per tonne	$47.59	$31.73
3,537	3,195	Underground development (m)	9,474	10,922
4,496	2,928	Diamond drilling (m)	15,970	9,224

The La Encantada Silver Mine is a producing underground mine located in the northern Mexico State of Coahuila, 708 kilometres northeast of Torreon, accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

A total of 813,701 equivalent ounces of silver were produced by the La Encantada processing plant during the third quarter of 2014. Production in the third quarter of 2014 decreased by 25% compared to the 1,079,122 equivalent ounces of silver produced in the second quarter of 2014 and decreased by 13% compared to the 931,027 equivalent ounces of silver produced in the third quarter of 2013. The reduction in silver ounces produced were a result of factors which reduced the tonnage of ore fed into the La Encantada processing plant, as described in the following paragraph.

Tonnage milled in the second quarter was 169,659 tonnes, a decrease of 7% compared to 183,177 tonnes processed in the second quarter of 2014, and decreased by 32% compared to the 248,578 tonnes processed in the third quarter of 2013. The reduction in processed ore and grades were a direct result of a change in the production sequence in order to have consistent grades and tonnage in the coming quarters as well as a shaft rehabilitation project that occurred during the quarter. Rehabilitation of the shaft will allow a more efficient extraction of ore from higher grade zones recently identified in the area of the “660” deposit. Due to the low silver price environment, at the beginning of the year the Company suspended the feed of old tailings and began processing only fresh mined ore. As a result, total mill tonnage has reduced compared to the same quarter in the prior year, however, the average head grade has increased from 228 g/t in the third quarter of 2013 to 260 g/t in the current quarter and a year to date average of 294 g/t compared to 227 g/t in the same period of the prior year. Recoveries were slightly lower at 57% in the third quarter due to lower grade ore, compared to 60% in the second quarter of 2014. Grades were higher at 57% compared to 49% in the same quarter of 2013 due to higher silver grade from fresh ore rather than blended ore with tailings.

With the increase of fresh ore from the mine and elimination of old tailings, the overall cost per tonne of production has increased due to higher cost of mining from underground versus the lower costs of hauling tailings to the mill, as well as the additional cost of crushing, grinding and processing the fresh ore. Furthermore, certain overhead costs are fixed and the reduction of tonnes milled has resulted in a higher average cost per tonne. As a result of the above, total production cost per tonne for La Encantada was $50.82 during the third quarter, $13.32 per tonne or 36% higher than the third quarter of 2013 and $4.35 per tonne or 9% higher than the $46.47 per tonne achieved in the previous quarter. Cash cost per ounce was $11.39, an increase of $2.72 per ounce or 31% compared to the previous quarter and 6% higher than $10.70 per ounce in the third quarter of 2013. In the third quarter of 2014, average silver grades were impacted by the production sequencing which affected the mine ore fed to the mill and is expected to be more consistent in the coming quarters.

Fresh ore crushing and grinding mill throughput is expected to remain at an average of approximately 2,000 tpd for the remainder of the year. The Company’s plan to increase production levels to 3,000 tpd has been delayed due to budget controls brought on by lower silver prices. The $9.0 million investment, of which $3.4 million had been spent to-date, was originally scheduled to begin in July 2014. The remaining commitment of $5.6 million for construction of the mill is now planned to begin in the first quarter of 2015 and to be operational by July 2015. This expansion is planned to include the installation of a new 24’ x 14’ ball mill, which is currently on site, along with the installation of a new tertiary crusher. This expansion remains subject to budgeting in this current low silver price market.

A total of 3,537 metres were developed underground in the third quarter of 2014 compared to 3,095 metres in the second quarter of 2014 and 3,195 metres in the third quarter of 2013. Underground mining continues from the Azul y Oro vein and the “990” and “990-2” chimneys along with some additional production from the Buenos Aires extension, the Regalo vein and breccia and the San Francisco vein.

During the third quarter, the Company operated four drill rigs at La Encantada and completed a total of 4,496 metres of exploration and diamond drilling compared to 5,551 metres in the second quarter of 2014, representing a decrease of 19% and an increase of 54% from the 2,928 metres in the third quarter of 2013. Activity was focused on exploration and definition drilling. The increase in drilling is related to the Company’s plan to define Reserves and Resources in preparation for an updated NI 43-101 Technical Report. The Company’s original plan of having an updated NI 43-101 Technical Report has been delayed until early 2015 due to budgeting, additional QA and QC procedures and the delay in completing additional definition drilling.

La Parrilla Silver Mine, Durango, Mexico

Production Results for the Three and Nine Months Ended September 30, 2014 and 2013

Third Quarter		LA PARRILLA	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
178,252	189,664	Ore processed/tonnes milled	536,085	587,794
152	182	Average silver grade (g/t)	163	160
81%	78%	Recovery (%)	79%	76%
705,928	866,710	Total silver ounces produced	2,230,169	2,302,907
235	277	Gold ounces produced	738	777
5,526,546	5,715,018	Pounds of lead produced	17,404,507	13,022,051
3,222,877	1,736,809	Pounds of zinc produced	8,039,092	5,122,384
1,168,240	1,208,635	Total production - ounces silver equivalent	3,514,009	3,067,646
$5.87	$6.54	Cash cost per ounce	$5.97	$7.63
$11.77	n/a	All-in sustaining cost per ounce	$11.74	n/a
$11.57	$9.19	Total production cost per ounce	$10.86	$9.66
$44.48	$40.82	Total production cost per tonne	$43.78	$36.68
2,315	2,213	Underground development (m)	6,603	9,015
2,409	177	Diamond drilling (m)	5,104	10,725

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure.

Compared to the third quarter of 2013, total production decreased by 3% primarily due to a decrease in grades and tonnage milled. Total production at the La Parrilla mine was 1,168,240 equivalent ounces of silver in the third quarter of 2014, a minor decrease of 2% compared to 1,142,432 equivalent ounces of silver in the second quarter of 2014 due to a decrease in average silver grades, but mitigated by more tonnes milled and improvement in recoveries. The composition of the silver equivalent production in the third quarter of 2014 consisted of 705,928 ounces of silver, 235 ounces of gold, 5,526,546 pounds of lead and 3,222,877 pounds of zinc. This compares with a composition of 716,045 ounces of silver, 239 ounces of gold, 6,003,245 pounds of lead and 2,496,990 pounds of zinc produced in the second quarter of 2014, and 866,710 ounces of silver, 277 ounces of gold, 5,715,018 pounds of lead and 1,736,809 pounds of zinc in the third quarter of 2013.

In the third quarter of 2014, ore processed at La Parrilla increased 4% to 178,252 tonnes compared to the 171,617 tonnes processed in the second quarter of 2014. During the quarter, the flotation circuit processed 93,782 tonnes having an average silver grade of 182 g/t and recovery of 90% while the cyanidation circuit processed 84,470 tonnes having an average silver grade of 117 g/t and a 67% recovery.

During the third quarter, total production cost was $44.48 per tonne, 2% lower than the $45.58 per tonne in the previous quarter and 9% higher compared to the $40.82 per tonne in the third quarter of 2013. The increase in production cost per tonne relative to 2013 is attributed to a 6% decrease in mill throughput due to heavy rainfalls in the quarter which affected power supply and caused some mechanical issues at the mill. Cash cost was $5.87 per ounce in the third quarter, comparable to $5.76 per ounce in the previous quarter and a 10% decrease compared to $6.54 per ounce in the third quarter of 2013, primarily attributed to increase in by-product credits from higher zinc production.

A total of 2,315 metres of underground development were completed in the third quarter of 2014, compared to 2,033 metres in the second quarter of 2014 and 2,213 metres in the third quarter of 2013. Mine development within San Marcos continues to advance in preparation for increasing underground oxide production levels. In September, the Company increased the extraction of underground oxide ore within the San Marcos mine. A total of 5,300 tonnes of ore were extracted in September and the Company expects to reach full production rates of 1,000 tpd from San Marcos by the end of the year. As a result of the transition from the lower grade Quebradillas open pit to underground mining from San Marcos, the Company is projecting an increase in oxide silver grades along with higher expected recoveries in the cyanidation circuit.

The development and construction of the underground rail haulage level (Level 11) is now 1,605 metres in length. Due to the reduction in development costs relating to budget cuts, the 5,000 metre project completion timeline has been extended until the end of 2016. This new haulage and underground electric rail system will consist of a 5,000 metre tunnel and a shaft of 260 vertical metres and will eventually replace the current less efficient above-ground system of trucking ore to the mill. Once completed, this investment is eventually expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

A total of 2,409 metres of diamond drilling were completed in the third quarter of 2014 compared to 2,247 metres of diamond drilling in the second quarter of 2014 and 177 metres in the third quarter of 2013. Two underground drill rigs were operating during the third quarter, drilling 26 holes. The focus of the 2014 annual exploration program is on the Rosarios, Quebradillas, Vacas, San Marcos, La Intermedia and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas. The results from this exploration program are expected to be included in an updated NI 43-101 Technical Report which has been delayed until first half of 2015 due to cost saving measures.

Del Toro Silver Mine, Zacatecas, Mexico

Production Results for the Three and Nine Months Ended September 30, 2014 and 2013

Third Quarter		DEL TORO	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
134,474	77,439	Ore processed/tonnes milled	453,941	197,023
170	244	Average silver grade (g/t)	193	215
68%	69%	Recovery (%)	66%	68%
-	-	Pre-commercial silver ounces produced	-	148,084
495,714	416,716	Commercial silver ounces produced	1,872,963	786,488
495,714	416,716	Total silver ounces produced	1,872,963	934,572
101	74	Gold ounces produced	459	183
4,177,246	2,828,533	Pounds of lead produced	10,024,241	5,526,153
-	496,072	Pounds of zinc produced	511,026	1,687,968
712,860	567,723	Total production - ounces silver equivalent	2,414,030	1,243,575
$15.94	$9.29	Cash cost per ounce	$15.65	$8.78
$25.39	n/a	All-in sustaining cost per ounce	$22.54	n/a
$18.92	$10.72	Total production cost per ounce	$17.19	$9.68
$66.95	$55.35	Total production cost per tonne	$68.59	$48.03
2,479	1,817	Underground development (m)	7,773	8,983
5,181	2,856	Diamond drilling (m)	6,586	10,630

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 557 contiguous hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. First Majestic owns 100% of the Del Toro Silver Mine. Del Toro includes 4,000 tpd dual-circuit processing plant consisting of a 2,000 tpd flotation circuit, which was deemed commercial on April 1, 2013, and a 2,000 tpd cyanidation circuit, which was deemed commercial on January 1, 2014.

The Del Toro mine operated at an average of 1,462 tpd during the third quarter of 2014 and the plant processed 134,474 tonnes of ore with an average silver grade of 170 g/t. Average metallurgical recoveries for silver were 68%, increasing from an average of 66% in the previous quarter. Total production of 495,714 silver ounces represents a decrease of 32% compared to the previous quarter. After depletion of the high grade zone of Perseverancia mine, a development program was implemented to access deeper zones, which allowed the mine to reach an average of 1,957 tpd during the month of October. The Lupita vein is currently providing most of the sulphides being fed to the mill and this material has shown some improvement in metallurgical recoveries.

Del Toro is in the early stages of mine ramp up. Some metallurgical challenges have been experienced due to the large transitional ore area within the San Juan ore body. Due to this transitional ore, which is a blend of oxides and sulphides containing high lead values, it has been determined that the most economical method of production is to process this transitional ore through flotation rather than cyanidation. Until sufficient oxide ore is developed, all ore from San Juan, Perseverancia, San Nicolas and other areas will be processed through flotation.

Cash cost per ounce for the third quarter was $15.94, an increase of 8% compared to $14.70 in the previous quarter. Production cost per tonne in the third quarter was $66.95 compared to $62.70 per tonne in the second quarter of 2014. The increase of 7% was primarily attributed to a 23% reduction of milled tonnage based on the decision to process all ore through the flotation circuit. On September 29th, the Company successfully connected the Del Toro operation to the Mexican National power grid and the new 115 kilovolt power line is supplying 100% of the required power to the mine, mill and auxiliary buildings. As a result, power costs are anticipated to decrease in the future quarters with the decommissioning of portable diesel power generation units.

All four tailings filters are operational and available for use and will recycle approximately 80% of the water used throughout the milling process. In August, the Company completed building a containment dam to mitigate any potential risk of material spillage.

During late 2013, the Company entered into several option agreements to acquire six adjacent mineral properties, namely the Chalchihuites, Navidad, Milagros, Zaragoza, Santa Clara and Ivone properties. These properties consist of 492 hectares of mineral rights. When fully exercised, the total option payments will amount to $3.3 million of which an amount of $1.7 million has been paid, $1.2 million is payable in 2015, and the remaining balance of $0.4 million is due over years 2016 and 2017.

During the third quarter, three underground drill rigs were active at Del Toro and a total of 33 holes were diamond drilled for a total of 5,181 metres compared to 1,108 metres in the second quarter of 2014 and 2,856 metres in the third quarter of 2013. A substantial portion of the drilling at Del Toro focused on delineation and infill drilling to explore extensions of known underground structures.

Total underground development at Del Toro in the third quarter of 2014 was 2,479 metres compared to the 2,972 metres in the second quarter of 2014 and 1,817 metres in the third quarter of the prior year. Drift development along the Lupita vein at level 11 continues to show economic mineralization with average grades of 195 g/t silver, 4% lead and 2.3% zinc.

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Three and Nine Months Ended September 30, 2014 and 2013

Third Quarter		SAN MARTIN	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
92,498	78,284	Ore processed/tonnes milled	267,300	243,813
237	165	Average silver grade (g/t)	200	152
72%	82%	Recovery (%)	72%	81%
509,046	339,099	Total silver ounces produced	1,240,920	970,284
1,166	625	Gold ounces produced	2,758	1,442
584,822	377,816	Total production - ounces silver equivalent	1,419,656	1,057,056
$9.60	$10.34	Cash cost per ounce	$10.50	$11.49
$14.11	n/a	All-in sustaining cost per ounce	$16.20	n/a
$11.78	$12.31	Total production cost per ounce	$12.72	$12.95
$64.57	$53.13	Total production cost per tonne	$58.81	$51.33
2,333	2,267	Underground development (m)	8,151	7,260
2,968	376	Diamond drilling (m)	4,621	8,280

The San Martin Silver Mine is a producing underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system.

During the quarter, San Martin set a new quarterly production record of 509,046 silver ounces representing a 13% increase compared to the previous quarter. The increase in silver production is a result of a 21% increase in silver grades compared to the previous quarter from ore within the La Guitarrona, La Reyna and La Hedionda mining areas. Total production in the third quarter of 2014 was 584,822 ounces of silver equivalent, an increase of 15% compared to the 510,697 ounces of silver equivalent produced in the second quarter of 2014, and 55% higher than the 377,816 equivalent ounces of silver produced in the third quarter of 2013. The ounces of silver equivalent produced in the third quarter of 2014 consisted of 509,046 ounces of silver and 1,166 ounces of gold. This compares with 449,045 ounces of silver and 939 ounces of gold produced in the second quarter of 2014 and 339,099 ounces of silver and 625 ounces of gold in the third quarter of 2013.

In the third quarter of 2014, the San Martin mine averaged 1,005 tpd and processed a total of 92,498 tonnes, comparable to the 96,278 tonnes milled in the second quarter of 2014 and an 18% increase compared to the 78,284 tonnes milled in the third quarter of 2013. The average head grade was 237 g/t in the third quarter of 2014, compared to the 196 g/t in the second quarter of 2014 and 165 g/t in the third quarter of 2013. The increase in the ore grade compared to the prior quarters is due to higher grades from the newly developed Rosario mine.

Silver recovery in the third quarter of 2014 was 72%, compared to 74% in the second quarter of 2014 and 82% in the third quarter of 2013. The decrease in recovery was attributed to processing of ore from the newly developed Rosario area, which contains some higher manganese content which has affected metallurgical recovery. The laboratory and metallurgical teams are reviewing the mill process with finer grinding size and higher cyanide consumption to improve metallurgical recovery.

During the third quarter, total production cost was $64.57 per tonne, an increase of 17% compared to $55.38 per tonne in the previous quarter and 22% higher compared to the $53.13 per tonne in the third quarter of 2013 due to higher costs to stabilize the new mining areas. Cash cost was $9.60 per ounce in the third quarter, a 4% decrease compared to $10.02 per ounce in the previous quarter and a decrease of 7% from $10.34 per ounce in the third quarter of 2013.

A total of 2,333 metres of underground development was completed in the third quarter of 2014 compared to 2,599 metres of development in the second quarter of 2014 and 2,267 metres in the third quarter of 2013.

During the third quarter, a total of 2,968 metres of diamond drilling were completed compared with 1,377 metres of drilling in the second quarter of 2014 and 376 metres drilled in the third quarter of 2013. Two underground drill rigs were active during the third quarter within the San Martin property, focusing on the La Huichola, Rosarios, Condesa and Intermedia veins to assist with mining activities.

La Guitarra Silver Mine, Mexico State, Mexico

Production Results for the Three and Nine Months Ended September 30, 2014 and 2013

Third Quarter		LA GUITARRA	Year to Date
2014	2013	OPERATING RESULTS	2014	2013
46,313	47,380	Ore processed/tonnes milled	137,797	124,696
132	135	Average silver grade (g/t)	112	165
83%	81%	Recovery (%)	82%	85%
163,696	166,635	Total silver ounces produced	406,838	565,322
1,236	1,905	Gold ounces produced	4,915	3,935
243,913	285,256	Total production - ounces silver equivalent	723,689	802,060
$10.91	$5.63	Cash cost per ounce	$8.00	$12.23
$27.74	n/a	All-in sustaining cost per ounce(1)	$23.42	n/a
$13.93	$17.85	Total production cost per ounce	$16.86	$14.24
$48.01	$50.25	Total production cost per tonne	$48.53	$53.11
1,882	1,431	Underground development (m)	5,257	3,797
3,281	1,486	Diamond drilling (m)	5,752	11,395

(1)	All-in sustaining cost per silver equivalent ounce (equivalent to all-in sustaining cost, net of by-product credits, divided by silver equivalent ounces produced) for the third quarter and year to date periods were $24.14 and $21.27, respectively.

On July 3, 2012, the Company completed the acquisition of Silvermex Resources Inc., including the 100% owned La Guitarra Silver Mine which became the Company’s fourth producing silver mine. The La Guitarra mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico, approximately 130 kilometres southwest from Mexico City. The La Guitarra mine consists of a recently expanded 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure.

During the third quarter of 2014, total production at La Guitarra was 243,913 equivalent ounces of silver, an increase of 9% compared to the 223,262 ounces produced in the second quarter of 2014 and a decrease of 14% compared to the 285,256 ounces in the third quarter of 2013. The composition of the silver equivalent production in the third quarter consisted of 163,696 ounces of silver and 1,236 ounces of gold, compared to 166,635 ounces of silver and 1,905 ounces of gold in the third quarter of 2013 and 128,912 ounces of silver and 1,435 ounces of gold in the previous quarter. This represents a 27% increase in silver production compared to the previous quarter primarily due to a 21% increase in silver grade but lower gold grades.

A total of 46,313 tonnes of ore were processed during the third quarter consisting of an average silver head grade of 132 g/t with recoveries of 83% compared to 47,380 tonnes of ore with silver head grades of 135 g/t and recoveries of 81% in the third quarter of 2013 and 45,307 tonnes of ore processed in the second quarter of 2014 with an average silver head grade of 110 g/t and recoveries of 81%. In September, the newly developed and higher grade Jessica area began production at a rate of 134 tpd for a total of 4,104 tonnes. Mine production within the Coloso area also delivered 21,156 tonnes during the quarter or 46% of total production. Following the successful advances in mine development, the Company now expects these two higher grade areas will supply the processing plant with 100% of the required ore by early 2015.

Average production cost for the third quarter was $48.01 per tonne, a 1% increase from the $47.44 per tonne in the second quarter of 2014 and 4% less than the $50.25 per tonne in the same quarter of the prior year.

Cash cost in the third quarter was $10.91 per ounce, an increase of 15% or $1.43 per ounce compared to $9.48 per ounce in the second quarter of 2014 and an increase of 94% from the third quarter of 2013. The increase from the prior quarters was primarily attributed to a decrease in gold by-product credits.

A total of 1,882 metres of underground development was completed during the third quarter compared to 1,798 metres in the previous quarter and 1,431 metres in the third quarter of 2013. Three underground drill rigs and one on surface were active in the third quarter at the La Guitarra property. A total of 3,281 metres of diamond drilling were completed during the third quarter compared to 2,225 metres during the second quarter of 2014 and 1,486 metres in the third quarter of 2013. The focus was to assist underground mining activities and further define Reserves and Resources to support a NI 43-101 Technical Report which has been delayed due to cost saving measures and is expected to be released in the first quarter of 2015.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own internal Qualified Persons review all the technical data, the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review will result in a revised mine plan which will necessitate the filing of a new Technical Report. Until the completion of an updated NI 43-101 Technical Report, the Company recommends caution when relying on any of the previously filed technical reports relating to the La Guitarra Silver Mine prepared by Silvermex.

DEVELOPMENT AND EXPLORATION PROJECTS

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Company has submitted three different legal orders to obtain the approvals to present its final permit applications. The Company has obtained one positive resolution and the remaining orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding matters.

There has been opposition to mining in the La Luz area from certain groups of indigenous people and non-government organizations. An injunction was placed by the Company to defend against the attempt by the indigenous peoples to promote a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine that have been duly granted mining concessions. These legal matters are being addressed in the Mexican courts by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

During the first quarter, the Company decided to suspend the project of restoring the old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park and mining museum. To date, an amount of $3.7 million has been invested in the project. The new cultural facility and mining museum was part of a “Sustainable Development Project” which was providing permanent long term jobs to the local communities but which have now been suspended.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

In April 2014, the Company amended the option agreement, which requires the Optionee to spend $3.0 million over the first five years to earn a 50% interest and an additional $2.0 million over seven years to earn a 70% interest, with an option to earn a 90% interest by completing a bankable feasibility study within nine years. In exchange, First Majestic received an additional 3 million shares of common stock of the Optionee.

Plomosas Silver Project and other Exploration Properties

The Company owns an extensive portfolio of exploration stage properties, some of which were acquired during the Silvermex acquisition. The highest priority project, the Plomosas Silver Project, which consists of the adjacent Rosario and San Juan historic mines in the Sinaloa, Mexico, was scheduled for drilling in 2013. However, due to budget cuts, this exploration program has been delayed.

Divestiture of Minera Terra Plata

On July 1, 2014, First Majestic received $3.4 million in shares, equivalent to a 34.2% interest, of Sundance Minerals Ltd. (“Sundance”), a privately held exploration company, in exchange for the Company’s 100% wholly owned subsidiary, Minera Terra Plata S.A. de C.V. (“Terra Plata”). Terra Plata owns a 100% interest in the Penasco Quemado, the La Frazada and the Lobos projects, properties that First Majestic acquired through its acquisition of Silvermex Resources Inc. in July 2012. As part of the plan of arrangement, Sundance will then vend 100% of its shares to Albion Petroleum Ltd., a TSX Venture Exchange listed capital pool company, creating a new publicly listed exploration company to be named First Mining Finance Corp. (“Proposed Transaction”).

As at July 1, 2014, Terra Plata had a net book value of $3.6 million, comprised of $3.7 million in mining interest, $0.1 million in other receivables, net of $0.2 million in deferred income tax liabilities, resulting in a loss of $0.2 million on the disposal of the subsidiary.

Subsequent to the sale of Terra Plata, certain officers, directors and employees of First Majestic subscribed in a private placement in Sundance to raise CAD$525,000 for a 7.6% minority interest in Sundance, which diluted First Majestic’s interest in Sundance to 31.7%. Following the completion of the Proposed Transaction and subject to regulatory approval, First Majestic expects to distribute its interest in First Mining Finance Corp. to its shareholders by way of dividend in-kind.

As at September 30, 2014, the Company’s investment in Sundance, accounted for as an investment in associate, has a carrying value of $3.4 million and no income or loss has been recognized on the investment during the period.

NON-GAAP MEASURES

CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2014						Three Months Ended September 30, 2013
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost of sales (as reported)						$31,973						$36,060
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						11,443						(4,391)
Cost of sales (mine)	$11,216	$9,632	$13,544	$6,754	$2,270	$43,416	$11,378	$8,509	$4,175	$4,503	$3,104	$31,669
Add: Third party smelting and refining	337	3,309	1,928	172	805	6,551	446	3,663	2,067	101	351	6,628
Deduct: Workers participation	(281)	-	-	-	-	(281)	(709)	-	-	-	(2)	(711)
Deduct: Other non-cash costs	(26)	(101)	-	(13)	-	(140)	(69)	(58)	(32)	(21)	(12)	(192)
Inventory changes	(1,987)	(717)	(4,051)	(638)	127	(7,266)	(881)	(180)	476	(262)	(622)	(1,469)
Total cash cost before by-product credits (A)	$9,259	$12,123	$11,421	$6,275	$3,202	$42,280	$10,165	$11,934	$6,686	$4,321	$2,819	$35,925
Deduct: By-product credits	(109)	(8,086)	(3,836)	(1,415)	(1,461)	(14,907)	(569)	(6,428)	(2,972)	(829)	(2,067)	(12,865)
Total cash cost (B)	$9,150	$4,037	$7,585	$4,860	$1,741	$27,373	$9,596	$5,506	$3,714	$3,492	$752	$23,060

Tonnes processed	169,659	178,252	134,474	92,498	46,313	621,196	248,578	189,664	77,439	78,284	47,380	641,345
Total ounces of silver produced	806,055	705,928	495,714	509,046	163,696	2,680,439	900,077	866,710	416,716	339,099	166,635	2,689,237
Deduct: Metal deduction ounces	(3,224)	(20,563)	(19,829)	(2,037)	(4,092)	(49,745)	(3,600)	(24,382)	(16,669)	(1,356)	(33,327)	(79,334)
Payable ounces of silver produced (C)	802,831	685,365	475,885	507,009	159,604	2,630,694	896,477	842,328	400,047	337,743	133,308	2,609,903

Mining cost per ounce	$3.48	$4.23	$7.26	$4.29	$4.90	$4.60	$3.03	$3.31	$3.93	$4.19	$7.29	$3.63
Milling cost per ounce	5.58	5.00	8.76	5.29	4.68	5.89	6.01	4.36	5.04	5.72	5.17	5.25
Indirect cost per ounce	1.68	2.34	2.90	2.20	4.35	2.34	1.36	1.52	1.75	2.40	5.39	1.81
Total production cost per ounce	$10.74	$11.57	$18.92	$11.78	$13.93	$12.83	$10.40	$9.19	$10.72	$12.31	$17.85	$10.69
Transport and other selling costs per ounce	0.26	1.07	0.93	0.15	0.95	0.61	0.44	0.45	0.83	0.18	0.65	0.48
Smelting and refining costs per ounce	0.42	4.83	4.05	0.34	5.04	2.49	0.50	4.35	5.17	0.30	2.63	2.54
Environmental duty and royalties per ounce	0.11	0.20	0.10	0.12	0.14	0.14	-	0.17	-	-	-	0.06
Cash cost per ounce before by-product credits (A/C)	$11.53	$17.67	$24.00	$12.39	$20.06	$16.07	$11.34	$14.16	$16.72	$12.79	$21.13	$13.77
Deduct: By-product credits	(0.14)	(11.80)	(8.06)	(2.79)	(9.15)	(5.66)	(0.64)	(7.62)	(7.43)	(2.45)	(15.50)	(4.93)
Cash cost per ounce (B/C)	$11.39	$5.87	$15.94	$9.60	$10.91	$10.41	$10.70	$6.54	$9.29	$10.34	$5.63	$8.84

Mining cost per tonne	$16.47	$16.26	$25.69	$23.51	$16.89	$19.49	$10.91	$14.72	$20.28	$18.09	$20.51	$14.75
Milling cost per tonne	26.40	19.22	31.00	29.00	16.13	24.96	21.66	19.36	26.04	24.69	14.54	21.35
Indirect cost per tonne	7.95	9.00	10.26	12.06	14.99	9.89	4.93	6.74	9.03	10.35	15.20	7.39
Total production cost per tonne	$50.82	$44.48	$66.95	$64.57	$48.01	$54.34	$37.50	$40.82	$55.35	$53.13	$50.25	$43.49

The following table provides a detailed breakdown of by-product credits on a total and per silver ounce basis:

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2014						Three Months Ended September 30, 2013
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
By-product credits attributed to:
Gold	$(13)	$(214)	$(20)	$(1,415)	$(1,461)	$(3,123)	$(18)	$(80)	$5	$(829)	$(2,067)	$(2,989)
Lead	-	(5,217)	(3,731)	-	-	(8,948)	-	(5,202)	(2,437)	-	-	(7,639)
Zinc	-	(2,655)	(85)	-	-	(2,740)	-	(1,146)	(540)	-	-	(1,686)
Iron	(96)	-	-	-	-	(96)	(551)	-	-	-	-	(551)
Total by-product credits	$(109)	$(8,086)	$(3,836)	$(1,415)	$(1,461)	$(14,907)	$(569)	$(6,428)	$(2,972)	$(829)	$(2,067)	$(12,865)
By-product credits cost per ounce
Gold	(0.02)	(0.31)	(0.04)	(2.79)	(9.15)	(1.19)	(0.02)	(0.09)	0.01	(2.45)	(15.50)	(1.15)
Lead	-	(7.61)	(7.84)	-	-	(3.39)	-	(6.17)	(6.09)	-	-	(2.92)
Zinc	-	(3.88)	(0.18)	-	-	(1.04)	-	(1.36)	(1.35)	-	-	(0.65)
Iron	(0.12)	-	-	-	-	(0.04)	(0.62)	-	-	-	-	(0.21)
Total by-product credits per ounce	$(0.14)	$(11.80)	$(8.06)	$(2.79)	$(9.15)	$(5.66)	$(0.64)	$(7.62)	$(7.43)	$(2.45)	$(15.50)	$(4.93)

(expressed in thousands of U.S. dollars,	Year to Date Ended September 30, 2014						Year to Date Ended September 30, 2013
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost of sales (as reported)						$109,970						$84,221
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						10,984						(616)
Cost of sales (mine)	$33,723	$26,964	$36,161	$17,068	$7,038	$120,954	$31,233	$23,250	$8,025	$13,269	$7,828	$83,605
Add: Third party smelting and refining	1,186	9,347	5,385	392	2,130	18,440	1,436	9,174	4,230	342	3,557	18,739
Deduct: Workers participation	(2,146)	-	-	-	-	(2,146)	(969)	-	-	-	(29)	(998)
Deduct: Other non-cash costs	(56)	(141)	-	(44)	-	(241)	(117)	(80)	(68)	(33)	(71)	(369)
Inventory changes	(5,055)	(618)	(3,550)	(927)	109	(10,041)	(765)	54	(40)	(466)	(677)	(1,894)
Total cash cost before by-product credits (A)	$27,652	$35,552	$37,996	$16,489	$9,277	$126,966	$30,818	$32,398	$12,147	$13,112	$10,608	$99,083
Deduct: By-product credits	(219)	(22,657)	(9,657)	(3,506)	(6,104)	(42,143)	(1,712)	(15,393)	(5,543)	(1,999)	(4,916)	(29,563)
Total cash cost (B)	$27,433	$12,895	$28,339	$12,983	$3,173	$84,823	$29,106	$17,005	$6,604	$11,113	$5,692	$69,520

Tonnes processed	534,760	536,085	453,941	267,300	137,797	1,929,883	886,774	587,794	151,632	243,813	124,696	1,994,709
Total ounces of silver produced	2,923,264	2,230,169	1,872,963	1,240,920	406,838	8,674,154	3,121,782	2,302,907	786,488	970,284	565,322	7,746,783
Deduct: Metal deduction ounces	(11,693)	(68,931)	(61,887)	(4,964)	(10,171)	(157,646)	(14,299)	(69,942)	(33,756)	(4,384)	(100,458)	(222,839)
Payable ounces of silver produced (C)	2,911,571	2,161,238	1,811,076	1,235,956	396,667	8,516,508	3,107,483	2,232,965	752,732	965,900	464,864	7,523,944

Mining cost per ounce	$2.85	$3.92	$6.14	$4.34	$6.32	$4.20	$2.44	$3.76	$3.44	$4.19	$6.01	$3.38
Milling cost per ounce	4.50	4.86	9.02	5.97	5.50	5.81	5.51	4.45	4.50	6.22	4.01	5.09
Indirect cost per ounce	1.39	2.08	2.03	2.41	5.04	2.02	1.11	1.45	1.74	2.54	4.22	1.65
Total production cost per ounce	$8.74	$10.86	$17.19	$12.72	$16.86	$12.03	$9.06	$9.66	$9.68	$12.95	$14.24	$10.12
Transport and other selling costs per ounce	0.23	1.05	0.72	0.18	0.97	0.57	0.40	0.56	0.84	0.26	0.92	0.50
Smelting and refining costs per ounce	0.41	4.32	2.97	0.32	5.37	2.16	0.46	4.11	5.62	0.35	7.65	2.49
Environmental duty and royalties per ounce	0.11	0.22	0.10	0.12	0.19	0.14	-	0.19	-	-	-	0.06
Cash cost per ounce before by-product credits (A/C)	$9.49	$16.45	$20.98	$13.34	$23.39	$14.90	$9.92	$14.52	$16.14	$13.56	$22.81	$13.17
Deduct: By-product credits	(0.08)	(10.48)	(5.33)	(2.84)	(15.39)	(4.95)	(0.55)	(6.89)	(7.36)	(2.07)	(10.58)	(3.94)
Cash cost per ounce (B/C)	$9.41	$5.97	$15.65	$10.50	$8.00	$9.95	$9.37	$7.63	$8.78	$11.49	$12.23	$9.23

Mining cost per tonne	$15.52	$15.80	$24.50	$20.07	$18.19	$18.53	$8.56	$14.27	$17.06	$16.60	$22.43	$12.74
Milling cost per tonne	24.50	19.59	35.99	27.60	15.83	25.64	19.30	16.91	22.32	24.65	14.94	19.21
Indirect cost per tonne	7.57	8.39	8.10	11.14	14.51	8.91	3.87	5.50	8.65	10.08	15.74	6.22
Total production cost per tonne	$47.59	$43.78	$68.59	$58.81	$48.53	$53.08	$31.73	$36.68	$48.03	$51.33	$53.11	$38.17

The following table provides a detailed breakdown of by-product credits on a total and per silver ounce basis:

(expressed in thousands of U.S. dollars,	Year to Date Ended September 30, 2014						Year to Date Ended September 30, 2013
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	La Parrilla	San Martin	La Guitarra	Total
By-product credits attributed to:
Gold	$(17)	$(578)	$(299)	$(3,506)	$(6,104)	$(10,504)	$(77)	$(642)	$(7)	$(1,999)	$(4,916)	$(7,641)
Lead	-	(15,709)	(8,785)	-	-	(24,494)	(2)	(11,436)	(4,260)	-	-	(15,698)
Zinc	-	(6,370)	(573)	-	-	(6,943)	-	(3,315)	(1,276)	-	-	(4,591)
Iron	(202)	-	-	-	-	(202)	(1,633)	-	-	-	-	(1,633)
Total by-product credits	$(219)	$(22,657)	$(9,657)	$(3,506)	$(6,104)	$(42,143)	$(1,712)	$(15,393)	$(5,543)	$(1,999)	$(4,916)	$(29,563)
By-product credits cost per ounce
Gold	(0.01)	(0.27)	(0.16)	(2.84)	(15.39)	(1.23)	(0.02)	(0.29)	(0.01)	(2.07)	(10.58)	(1.02)
Lead	-	(7.26)	(4.85)	-	-	(2.88)	-	(5.12)	(5.65)	-	-	(2.09)
Zinc	-	(2.95)	(0.32)	-	-	(0.82)	-	(1.48)	(1.70)	-	-	(0.61)
Iron	(0.07)	-	-	-	-	(0.02)	(0.53)	-	-	-	-	(0.22)
Total by-product credits per ounce	$(0.08)	$(10.48)	$(5.33)	$(2.84)	$(15.39)	$(4.95)	$(0.55)	$(6.89)	$(7.36)	$(2.07)	$(10.58)	$(3.94)

All-IN SUSTAINING COSTS PER OUNCE

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total Mines	Corporate	Total
Cost of sales (as reported)								$31,973
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination								11,443
Cost of sales (mine)	$11,216	$9,632	$13,544	$6,754	$2,270	$43,416	$-	$43,416
Third party smelting and refining	337	3,309	1,928	172	805	6,551	-	6,551
Other non-cash costs	(26)	(101)	-	(13)	-	(140)	-	(140)
Inventory changes	(1,987)	(717)	(4,051)	(638)	127	(7,266)	-	(7,266)
By-product credits	(109)	(8,086)	(3,836)	(1,415)	(1,461)	(14,907)	-	(14,907)
Sustaining capital expenditures	4,422	3,997	4,452	2,263	2,655	17,789	330	18,119
General and administrative expenses	-	-	-	-	-	-	5,094	5,094
Share-based payments	-	-	-	-	-	-	1,251	1,251
Accretion of decommissioning liabilities	56	36	47	33	31	203	-	203
All-in sustaining costs	$13,909	$8,070	$12,084	$7,156	$4,427	$45,646	$6,675	$52,321
Payable ounces of silver produced	802,831	685,365	475,885	507,009	159,604	2,630,694	2,630,694	2,630,694
All-in sustaining costs per ounce	$17.32	$11.77	$25.39	$14.11	$27.74	$17.35	$2.54	$19.89

(expressed in thousands of U.S. dollars,	Year to Date Ended September 30, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total Mines	Corporate	Total
Cost of sales (as reported)								$109,970
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination								10,984
Cost of sales (mine)	$33,723	$26,964	$36,161	$17,068	$7,038	$120,954	$-	$120,954
Third party smelting and refining	1,186	9,347	5,385	392	2,130	18,440	-	18,440
Other non-cash costs	(56)	(141)	-	(44)	-	(241)	-	(241)
Inventory changes	(5,055)	(618)	(3,550)	(927)	109	(10,041)	-	(10,041)
By-product credits	(219)	(22,657)	(9,657)	(3,506)	(6,104)	(42,143)	-	(42,143)
Sustaining capital expenditures	13,638	12,368	12,336	6,934	6,024	51,300	844	52,144
General and administrative expenses	-	-	-	-	-	-	14,662	14,662
Share-based payments	-	-	-	-	-	-	6,577	6,577
Accretion of decommissioning liabilities	166	107	143	101	93	610	-	610
All-in sustaining costs	$43,383	$25,370	$40,818	$20,018	$9,290	$138,879	$22,083	$160,962
Payable ounces of silver produced	2,911,571	2,161,238	1,811,076	1,235,956	396,667	8,516,508	8,516,508	8,516,508
All-in sustaining costs per ounce	$14.90	$11.74	$22.54	$16.20	$23.42	$16.31	$2.59	$18.90

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended		Year to Date Ended
	September 30,		September 30,
	2014	2013	2014	2013
Revenues as reported	$40,770	$76,882	$172,993	$192,324
Add back: smelting and refining charges	6,257	7,053	18,137	18,764
Gross Revenues	47,027	83,935	191,130	211,088
Payable equivalent silver ounces sold	2,461,867	3,888,676	9,590,512	8,803,113
Average realized price per ounce of silver sold(1)	$19.10	$21.58	$19.93	$23.98
Average market price per ounce of silver per COMEX	$19.63	$21.39	$19.90	$24.84

(1)	Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Net (loss) earnings as reported	$(10,450)	$16,320	$3,120	$42,997
Adjustments for non-cash or unusual items:
Deferred income tax expense	304	5,851	436	12,132
(Gain) loss from fair value adjustment of prepayment facility	(1,134)	(498)	1,222	(6,826)
Share-based payments	1,251	3,209	6,577	11,681
Loss (gain) from investment in silver futures and marketable securities	2,067	(2,037)	606	4,973
Write-down of inventory	2,748	-	5,235	-
Loss on divestiture of subsidiary	248	-	248	-
Write-down of AFS marketable securities	-	2,777	275	3,777
Gain from First Silver litigation, net of fees	-	357	(14,004)	513
Gain from termination fee on Orko acquisition	-	(16)	-	(9,129)
Gain from value added tax settlement	-	-	-	(711)
Adjusted net (loss) earnings	$(4,966)	$25,963	$3,715	$59,407
Weighted average number of shares on issue - basic	117,511,442	116,903,753	117,410,682	116,906,807
Adjusted EPS	$(0.04)	$0.22	$0.03	$0.51

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Operating Cash Flows before Movements in Working Capital and Income Taxes	$8,984	$37,201	$53,317	$116,869
Weighted average number of shares on issue - basic	117,511,442	116,903,753	117,410,682	116,906,807
Cash Flow per Share	$0.08	$0.32	$0.45	$1.00

WORKING CAPITAL

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	September 30,	December 31,
	2014	2013
Current Assets	$87,756	$109,533
Less: Current Liabilities	(76,360)	(76,723)
Working Capital	$11,396	$32,810

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

•	Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.
•	Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.
•	Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

Review of THIRD QUARTER FINANCIAL RESULTS

For the quarter ended September 30, 2014 compared to the quarter ended September 30, 2013 (in thousands of dollars, except for per share amounts):

	Quarter Ended September 30,
	2014	2013

Revenues	$40,770	$76,882	(1)
Cost of sales (excludes depletion, depreciation and amortization)	31,973	36,060	(2)
Gross margin	8,797	40,822
Depletion, depreciation and amortization	10,588	11,645	(3)
Mine operating (loss) earnings	(1,791)	29,177	(4)
General and administrative expenses	5,270	5,139
Share-based payments	1,251	3,209	(5)
Accretion of decommissioning liabilities	203	130
Foreign exchange gain	(1,555)	(462)	(6)
Operating (loss) earnings	(6,960)	21,161	(7)
Investment and other (loss) income	(1,136)	1,314	(8)
Finance costs	(1,680)	(525)	(9)
(Loss) earnings before income taxes	(9,776)	21,950
Current income tax expense (recovery)	370	(221)
Deferred income tax expense	304	5,851
Income tax expense	674	5,630	(10)
Net (loss) earnings for the period	$(10,450)	$16,320	(11)
(Loss) earnings per share (basic)	$(0.09)	$0.14	(11)
(Loss) earnings per share (diluted)	$(0.09)	$0.14

1.	Revenues for the quarter ended September 30, 2014 decreased by 47% to $40,770,000 from $76,882,000 in the third quarter of 2013. The decrease in revenues was primarily attributed to 37% decrease in silver equivalent ounces sold as the Company held 934,000 ounces of silver in inventory and a 12% decrease in average realized silver price. Also, in the prior year, revenue in the third quarter included approximately 650,000 ounces of silver sales suspended in the second quarter and then recorded in the third quarter of the prior year in an attempt to maximize profits due to the dramatic fall in silver prices at the end of the second quarter in 2013.

2.	Cost of sales in the third quarter of 2014 was $31,973,000, a decrease of $4,087,000 or 11% compared to $36,060,000 in the third quarter of 2013. The decrease in cost of sales was primarily attributed to the 37% decrease in payable equivalent ounces sold due to temporarily suspended sales of 934,000 ounces which remained in period end inventory, partially offset by $2.7 million write-down of mineral inventories at Del Toro to its net realizable value during the quarter.

3.	Depletion, depreciation and amortization decreased from $11,645,000 in the third quarter of 2013 to $10,588,000 in the third quarter of 2014, a decrease of $1,057,000 or 9%. The decrease was due to temporarily suspended sales of 934,000 ounces of silver which remained in period end inventory, partially offset by increase in depletion related to the Del Toro cyanidation plant expansion and additional depreciation and amortization expense from increase in production rates at the Del Toro and San Martin mines.

4.	Despite a 5% production growth, the Company recognized mine operating loss of $1,791,000 in the third quarter of 2014 compared to mine operating earnings of $29,177,000 for the same quarter in the prior year. Mine operating earnings were primarily affected by the temporary suspended silver sales and lower silver prices compared to the third quarter of 2013.

5.	Share-based payments decreased by $1,958,000 or 61% compared to the third quarter of 2013, primarily due to a decrease in fair value of stock options granted and cancellation of stock options for management and operational positions eliminated during the quarter as part of the Company’s cost-cutting efforts.

6.	Foreign exchange gain increased by $1,093,000 or 237% compared to the third quarter of 2013 and was primarily due to foreign exchange gain on trade payables and deferred tax liabilities denominated in Mexican pesos, which depreciated against the US dollar during the quarter.

7.	Operating loss for the quarter was $6,960,000 compared to operating earnings of $21,161,000 for the quarter ended September 30, 2013. The decrease in earnings was primarily due to lower mine operating earnings, partially offset by a decrease in share-based payments and foreign exchange gains.

8.	During the quarter ended September 30, 2014, the Company recognized investment and other loss of $1,136,000 compared to an income of $1,314,000 in the same quarter of the prior year. Investment and other loss in the quarter was primarily attributed to a loss of $1,423,000 on the Company’s investment in silver futures.

9.	During the quarter ended September 30, 2014, the Company incurred $1,680,000 in financing costs compared to $525,000 in the same quarter of the prior year. The increase in financing costs was primarily related to $1,075,000 in interest and accretion expense related to the prepayment facilities, which were capitalized as part of Del Toro construction cost in the same quarter of the prior year, and additional interest costs on leased assets.

10.	During the quarter ended September 30, 2014, the Company recorded an income tax expense of $674,000 compared to an income tax expense of $5,630,000 in the quarter ended September 30, 2013. The decrease in taxes was attributed to lower earnings before income taxes. The effective income tax rate in the third quarter of 2014 was affected by taxation effects on foreign currency translation, Mexican mining duties and non-deductible expenses.

11.	As a result of the foregoing, net loss for the quarter ended September 30, 2014 was $10,450,000 or EPS of $(0.09), compared to net earnings of $16,320,000 or EPS of $0.14 in the quarter ended September 30, 2013.

For the year to date ended September 30, 2014 compared to the year to date ended September 30, 2013 (in thousands of dollars, except for share amounts):

	Year to Date Ended September 30,
	2014	2013

Revenues	$172,993	$192,324	(1)
Cost of sales (excludes depletion, depreciation and amortization)	109,970	84,221	(2)
Gross margin	63,023	108,103
Depletion, depreciation and amortization	38,692	30,039	(3)
Mine operating earnings	24,331	78,064	(4)
General and administrative	15,183	18,398	(5)
Share-based payments	6,577	11,681	(6)
Accretion of decommissioning liabilities	610	404
Foreign exchange (gain) loss	(861)	272	(7)
Operating earnings	2,822	47,309	(8)
Investment and other income	12,386	10,591	(9)
Finance costs	(4,913)	(1,529)	(10)
Earnings before income taxes	10,295	56,371
Current income tax expense	6,739	1,242
Deferred income tax expense	436	12,132
Income tax expense	7,175	13,374	(11)
Net earnings for the period	$3,120	$42,997	(12)
Earnings per share (basic)	$0.03	$0.37	(12)
Earnings per share (diluted)	$0.03	$0.37

1.	Revenues for the year to date ended September 30, 2014 decreased by 10% or $19,331,000 to $172,993,000 from $192,324,000 during the same period of the prior year primarily due to a 17% decline in average realized silver price, partially offset by a 9% increase in payable silver equivalent ounces sold. Despite an 18% increase in production, silver equivalent ounces sold only increased by 9% as the Company decided to suspend approximately 934,000 ounces of silver sales near quarter end as a result of the dramatic fall in silver prices during the quarter. The 934,000 silver ounces in inventory were sold in October.

2.	Cost of sales for the year to date ended September 30, 2014 was $109,970,000, an increase of 31% or $25,749,000 compared to $84,221,000 in the same period of 2013. The increase in cost of sales was attributed to a 9% increase in payable equivalent ounces sold, $5.2 million write-down of mineral inventories to its net realizable value as a result of decline in silver prices, as well as increase in by-product production at La Parrilla and Del Toro, as by-product credits are presented as revenue but costs related to by-product productions are in cost of sales. Cost of sales in the year to date period was also affected by the suspension of approximately 934,000 ounces of silver sales in the third quarter of the current year and the impact of 650,000 ounces of silver sales suspended in the second quarter of 2013 which were realized as sales in the third quarter of 2013.

3.	Depletion, depreciation and amortization increased by 29% to $38,692,000 for the year to date ended September 30, 2014, primarily due to incremental depreciation expense from property, plant and equipment additions at Del Toro and San Martin, partially offset by temporarily suspended sales of 934,000 silver ounces which remained in inventory at the end of the period.

4.	Mine operating earnings decreased by 69% to $24,331,000 for the year to date ended September 30, 2014, compared to $78,064,000 for the same period in the prior year. Mine operating earnings were affected by the decline in silver prices, suspended silver sales and higher depletion, depreciation and amortization expenses related to expanded operations at Del Toro and San Martin.

5.	General and administrative expenses for the year to date ended September 30, 2014 was $15,183,000, a decrease of 17% compared to the same period of the prior year due to lower salaries and employee benefits, professional fees, travel and administrative expenses as part of the Company’s cost reduction program.

6.	Share-based payments expense for the year to date ended September 30, 2014 decreased by $5,104,000 or 44% compared to the same period of the prior year. The decrease was primarily due to cancellation of stock options for management and operational positions eliminated during the quarter as part of the Company’s cost-cutting efforts, as well as decrease in fair value of stock options granted in 2013 and 2014, when the Company’s share price was lower at time of the grant compared to the prior year.

7.	Foreign exchange gain of $861,000 for the year to date ended September 30, 2014 compared to foreign exchange loss of $272,000 the year to date ended September 30, 2013 and was primarily due to foreign exchange gain on trade payables and deferred tax liabilities denominated in Mexican pesos, which depreciated against the US dollar during the year.

8.	Operating earnings decreased by 94% to $2,822,000 for the year to date ended September 30, 2014, compared to operating earnings of $47,309,000 for the year to date ended September 30, 2013, due to the decrease in mine operating earnings, partially offset by decreases in general and administrative expenses and share-based payments.

9.	During the year to date ended September 30, 2014 investment income was $12,386,000 compared to investment and other income of $10,591,000 in the same period of the prior year. The income is primarily attributed to the recognition of the deferred gain from the First Silver litigation of $14,127,000 and loss of $1,222,000 from fair value adjustment of the prepayment facilities. In the year to date ended September 30, 2013, investment and other income was primarily comprised of a $9,129,000 termination fee from the Orko acquisition, net of costs.

10.	During the year to date ended September 30, 2014, the Company incurred $4,913,000 in financing costs compared to $1,529,000 in the same quarter of the prior year. The increase in financing costs was primarily related to $2,882,000 in interest and accretion expense related to the prepayment facilities, which were capitalized as part of Del Toro construction cost in the same quarter of the prior year, and $1,762,000 in financing costs related to the Company’s finance leases.

11.	During the year to date ended September 30, 2014, the Company recorded an income tax expense of $7,175,000 compared to $13,374,000 in the same period of 2013. The decrease in income tax expense was primarily attributed to lower earnings before taxes. The effective tax rate in the year to date ended September 30, 2014 was 70%, compared to 24% in the nine months ended September 30, 2013. The increase in effective tax rate reflects the taxation effects on foreign currency translation, non-deductible expenses and the Mexican Tax Reform which was effective January 1, 2014.

12.	As a result of the foregoing, net earnings for the year to date ended September 30, 2014 was $3,120,000, or basic EPS of $0.03 compared to net earnings of $42,997,000 or EPS of $0.37 for the same period of 2013.

Summary of Quarterly Results

The following table presents selected financial information for each of the most recent eight quarters:

		2014			2013			2012
Financial Highlights	Q3(1)	Q2(2)	Q1(3)	Q4(4)	Q3(5)	Q2(6)	Q1(7)	Q4(8)
Revenue	$40,770	$66,927	$65,296	$58,989	$76,882	$48,372	$67,070	$71,007
Cost of sales	$31,973	$42,727	$35,270	$31,437	$36,060	$23,891	$24,270	$23,686
Depletion, depreciation and amortization	$10,588	$14,699	$13,405	$13,298	$11,645	$10,198	$8,196	$7,861
Mine operating (loss) earnings	$(1,791)	$9,501	$16,621	$14,254	$29,177	$14,283	$34,604	$39,460
Net (loss) earnings after tax	$(10,450)	$7,590	$5,980	$(81,229)	$16,320	$160	$26,517	$22,350
Earnings (loss) per share (basic)	$(0.09)	$0.06	$0.05	$(0.69)	$0.14	$0.00	$0.23	$0.19
Earnings (loss) per share (diluted)	$(0.09)	$0.06	$0.05	$(0.69)	$0.14	$0.00	$0.23	$0.19

Notes:

1.	In the quarter ended September 30, 2014, mine operating loss was $1,791,000 compared to mine operating earnings of $9,501,000 in the quarter ended June 30, 2014. The decrease in mine operating earnings was primarily attributed to the Company’s decision to suspend approximately 934,000 in silver sales near the end of the quarter as a result of significant decline in silver prices during the quarter. Net earnings also decreased $18,040,000 compared to the preceding quarter as a result of a decrease in mine operating earnings and a one-time litigation gain of $14,127,000 recognized in the second quarter of 2014.

2.	In the quarter ended June 30, 2014, mine operating earnings decreased by 43% to $9,501,000 compared to $16,621,000 in the quarter ended March 31, 2014. Net earnings increased by 27% to $7,590,000 from $5,980,000 in the quarter ended March 31, 2014. Increase in net earnings was primarily attributed to $14.1 million litigation gain, partially offset by decrease in mine operating earnings due to 6% decrease in average realized silver price and higher depletion, depreciation and amortization due to increase in production rate.

3.	In the quarter ended March 31, 2014, mine operating earnings improved 17% to $16,621,000, compared to $14,254,000 in the quarter ended December 31, 2013. Net earnings increased $87,209,000 to $5,980,000, compared to a loss of $81,229,000 in the previous quarter. Net earnings in the previous quarter was affected by a non-cash $28,791,000 impairment on goodwill and mining interests and $38,793,000 non-cash adjustment to deferred income tax expense in relation to the Mexican Tax Reform.

4.	In the quarter ended December 31, 2013, mine operating earnings decreased $14,923,000 or 51% compared to the quarter ended September 30, 2013, primarily attributed to decrease of 17% or 673,621 ounces of payable equivalent silver ounces sold. More ounces were sold in the prior quarter due to sale of approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter. In addition, depletion, depreciation and amortization was higher due to 9% increase in tonnes milled during the fourth quarter compared to the prior quarter. Net loss after tax was $81,229,000 compared to net earnings of $16,320,000. The decrease was attributed to $28,791,000 impairment on goodwill and mining interests, $14,923,000 decline in mine operating earnings, as well as $38,793,000 non-cash adjustment to deferred income tax expense recorded during the quarter in relation to the Mexican Tax Reform.

5.	In the quarter ended September 30, 2013, mine operating earnings increased $14,894,000 or 104% compared to the quarter ended June 30, 2013, primarily attributed to an increase of 57% or 1,407,022 ounces of payable equivalent silver ounces sold, which includes approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter of 2013 due to declining silver prices. Net earnings after tax was $16,320,000, an increase of $16,160,000 compared to the previous quarter due to increase in mine operating earnings and investment and other income.

6.	In the quarter ended June 30, 2013, mine operating earnings decreased $20,321,000 or 59% compared to the quarter ended March 31, 2013, primarily attributed to a 25% decline in silver prices and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in order to maximize future profits. Net earnings after tax was $160,000, a decrease of $26,357,000 compared to the previous quarter due to decrease in mine operating earnings and $5,864,000 loss on investment in silver futures and marketable securities, compared to a one-time gain of $9,131,000 from termination fee of the Orko acquisition in the previous quarter.

7.	In the quarter ended March 31, 2013, mine operating earnings decreased $4,856,000 or 12% compared to the quarter ended December 31, 2012, primarily attributed to 9% decline in silver prices and higher cost of sales due to appreciation of the Mexican peso against the US dollar. Net earnings after tax increased by $4,167,000 or 19% compared to the previous quarter, due to gain from termination fee of the Orko acquisition and gain on fair value adjustment of the prepayment facility.

8.	In the quarter ended December 31, 2012, mine operating earnings increased $3,623,000 or 10% compared to the quarter ended September 30, 2012, primarily attributed to 5% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax decreased by $2,519,000 or 10% compared to the third quarter of 2012 due to a $6,017,000 decrease in investment income compared to the previous quarter.

Liquidity

At September 30, 2014, the Company held cash and cash equivalents of $34.7 million and had working capital of $11.4 million, compared to cash and cash equivalents of $54.8 million and working capital of $32.8 million at December 31, 2013. Cash and cash equivalents decreased by $20.0 million during the year, primarily as a result of $78.5 million spent on mining interests, property, plant and equipment, $12.2 million on repayment of lease obligations, $9.1 million on repayment of the prepayment facility, offset by $51.8 million generated from operating activities and $30.0 million proceeds from the new prepayment facility. Had the 934,000 ounces in inventory been sold at September 30, 2014, it would have generated additional cash of approximately $16.1 million to bring our cash balance to $50.8 million.

During the quarter, the Company expended $16.9 million on mineral properties and $9.3 million on property, plant and equipment compared to $21.3 million expended on mineral properties and $26.0 million expended on property, plant and equipment in the third quarter of 2013. Capital expenditures on mineral properties have decreased compared to the prior year due to re-negotiated contracts to cut costs. Capital expenditures on property, plant and equipment have decreased significantly as construction activity at Del Toro and San Martin have completed.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Management of RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and expansion plans. As at September 30, 2014, the Company has outstanding trade payables of $20.5 million (December 31, 2013 - $20.9 million) which are generally payable in 90 days or less and accrued liabilities of $17.5 million (December 31, 2013 - $13.6 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$37,932	$37,932	$-	$-	$-
Prepayment facilities	72,460	28,375	44,085	-	-
Finance lease obligations	33,358	14,423	16,888	2,047	-
Decommissioning liabilities	16,437	-	-	-	16,437
Purchase obligations and commitments	4,755	4,755	-	-	-
Total Obligations	$164,942	$85,485	$60,973	$2,047	$16,437

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				September 30, 2014		December 31, 2013
		Trade and		Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	other	Trade and	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	other payables	exposure	currency	exposure	currency
Canadian dollar	$4,991	$531	$(924)	$4,598	$460	$11,225	$1,123
Mexican peso	1,372	8,563	(20,221)	(10,286)	(1,029)	(6,784)	(678)
	$6,363	$9,094	$(21,145)	$(5,688)	$(569)	$4,441	$444

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, lead, zinc and iron ore, which accounts for approximately 22% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s lead and zinc production at a fixed price. The Company does not use derivative instruments to hedge its commodity price risk to silver. The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc.

As at September 30, 2014, a 10% increase or decrease of metal prices would have the following impact on net earnings:

				September 30, 2014
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$671	$41	$851	$81	$1,644
Metals in doré and concentrates inventory	1,653	23	23	-	1,699
Prepayment facilities	-	-	(5,026)	(2,059)	(7,085)
	$2,324	$64	$(4,152)	$(1,978)	$(3,742)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Since June 2013, Davila Santos has pursued various applications and appeals to reverse the judgment by the Supreme Court of British Columbia. As judgment against Davila Santos was not regarded as conclusive until outcome of the appeals were determinable, the sum of $14.1 million received as partial payment of the judgment was recorded as deferred litigation gain on the Company’s statements of financial position prior to the current period. On June 5, 2014, the Court of Appeal dismissed the appeal filed by the defendants. As a result, the Company has recognized the $14.1 million deferred litigation gain as other income in the second quarter.

On June 27, 2014, Davila Santos filed an application for leave to appeal to the Supreme Court of Canada. It is of management’s opinion that the defendant will not succeed. However, there can be no guarantee of collection on the remainder of the judgment amount and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at September 30, 2014, the Company has not accrued any of the remaining $72.7 million (CAD$81.5 million) unpaid judgment in favour of the Company.

SHARE REPURCHASE PROGRAM

In March 2014, the Company received approval from the Toronto Stock Exchange to extend the Company’s share repurchase program to repurchase up to 5,865,931 common shares of the Company over the next 12 months through a normal course issuer bid in the open market. During the nine months ended September 30, 2014, the Company repurchased and cancelled 60,000 (September 30, 2013 – 215,000) shares for a total consideration of $0.5 million (September 30, 2013 - $2.4 million), of which $0.2 million (September 30, 2013 - $0.8 million) was recorded as a reduction to share capital and the remaining balance of $0.3 million (September 30, 2013 - $1.6 million) was recorded against retained earnings.

Off-Balance Sheet Arrangements

At September 30, 2014, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the condensed interim consolidated financial statements and the related notes.

Related Party Transactions

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended September 30, 2014 and 2013, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to September 30, 2014:

a)	In October 2014, to mitigate potential exposure to future price increases in lead, the Company entered into an agreement purchase call options on lead futures equivalent to the portion of its production to be delivered under the terms of the $30.0 million prepayment facility. The total cost of these call options is $2.0 million, settled monthly over the remaining term of the prepayment facility;

b)	Since September 30, 2014, the Company has repurchased 55,000 common shares through normal course issuer bid in the open market on the Toronto Stock Exchange for a total consideration of CAD$0.3 million; and

c)	353,250 options were cancelled.

Pursuant to the above subsequent events, the Company has 117,477,140 common shares outstanding as at the date on which the Company’s condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors.

Critical JUDGEMENTS AND Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgement dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

•	substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;

•	the mine or mill has reached a pre-determined percentage of design capacity;

•	the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e., the ability to continue to produce ore at a steady or increasing level);

•	the completion of a reasonable period of testing of the mine plant and equipment;

•	the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);

•	the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
•	mineral recoveries are at or near the expected production levels.

The results of operations of the Company during the periods presented in the Company’s condensed interim consolidated financial statements have been impacted by management’s determination that commercial production was achieved for the following expansions:

•	the flotation plant at the Del Toro mine achieved commercial production on April 1, 2013; and
•	the cyanidation plant at the Del Toro mine achieved commercial production on January 1, 2014.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets, mining interests and goodwill

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment, mining interests and goodwill are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment, mining interests and goodwill. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, mining interests and goodwill, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income and other taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Mexican Tax Reform

In late 2013, the Mexican government approved a tax reform that enacted a new Mexican Income Tax Law (“MITL”), effective January 1, 2014, and repealed the Flat Tax Law (“IETU”). The new MITL maintains the current 30% corporate income tax rate, eliminating the previously scheduled reduction to 29% in 2014 and to 28% in 2015.

The new MITL eliminates the option to depreciate capital assets on an accelerated basis, as well as the 100% tax deduction for a mining company’s pre-operating expenses. As of 2014, capital assets are depreciated on a straight-line basis using the provided allowed percentage for each type of asset, and pre-production expenses will be amortized over a 10 year period.

The new MITL also imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). This withholding tax is effective January 1, 2014, but not to distributions of profits subject to corporate-level tax prior to 2014, so the pre-2014 tax paid profits balance distributions are exempted. Per the Mexico-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

The tax reform also included in the Mexican Federal Fees Law a new 7.5% mining royalty on taxpayers with mining concessions. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. In 2013, the Company recognized a non-cash adjustment of $38.8 million in deferred tax liability with respect to the introduction of this royalty and $3.7 million for the elimination of a scheduled reduction of Mexico corporate statutory tax rate to 29% in 2014 and 28% in 2015. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

The tax reform also creates a new environmental duty equal to 0.5% of gross revenues from the sale of gold and silver, which is also tax deductible for income tax purposes.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. In December 2009, Mexico introduced tax consolidation reform rules, which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving each annual consolidation benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation was expected to be recaptured from 2014 to 2023. The tax reform abolished the existing consolidation regime effective as of January 1, 2014 and offers a revised simplified form of tax integration over a three year period. Existing groups are now required to assess the tax impact of deconsolidation using a mechanism established in transition rules specified in legislation. The Company is reviewing the impact and will communicate the financial impact when it is finally determined in the applied Mexican tax rules.

The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at September 30, 2014, the Company has total non-capital loss carryforwards of $259.8 million on a non-consolidated basis for Mexican income tax purposes that may be carried forward to reduce taxable income on a company by company basis.

Deferred tax assets are recognized for these tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of individual operations in the legal entities in which the tax losses arose.

Tax and Other Contingencies

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material and predictable effect on the consolidated financial statements of the Company.

In 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to workers’ participation benefits. These amendments may have an effect on the distribution of profits to workers and result in additional financial obligations to the Company. The Company continues to be in compliance with the federal labour law and believes that these amendments will not result in any new material obligations. Based on this assessment, the Company has not accrued any provisions as at September 30, 2014. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Accounting Policies Adopted Effective January 1, 2014

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The adoption of this interpretation did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively. The adoption of this standard did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Investments in Associates

In July 2014, the Company acquired a 31.7% interest in an associate (Note 16) which is accounted for as an investment in associate in accordance with IAS 28 – Investments in Associates and Joint Ventures. The Company has not historically held any investments in associates.

An associate is an entity over which the Company has significant influence with the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings during the period. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

Future Changes in Accounting Policies

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Change in Accounting Estimates Effective January 1, 2014

Change in Depreciation Method

Effective January 1, 2014, the Company changed its depreciation method on long-lived assets which have expected useful lives equivalent to estimated life of mines, such as plant and buildings, from the straight-line method to the units-of-production method. The Company believes the units-of-production method better reflects the rate of depreciation of the asset, as well as the pattern of consumption of the future benefits to be derived from those assets, especially during the expansionary or ramp up stage of the asset. In accordance with IFRS, a change in depreciation method is applied on a prospective basis as a change in accounting estimate and, therefore, prior period results have not been restated.

Other

Additional information relating to the Company may be found on or in:

•	SEDAR at www.sedar.com;
•	the Company’s Annual Information Form; and
•	the Company’s audited consolidated financial statements for the year ended December 31, 2013 and the unaudited condensed interim consolidated financial statements for the quarter and year to date ended September 30, 2014.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the nine months ended September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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